Exhibit 99.1

Sandstorm Gold Acquires Royalty Package, Provides Asset Update

VANCOUVER, June 17, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) is pleased to provide a progress update at various projects underlying the Company's streams and royalties and to announce the acquisition of three net smelter returns royalties ("NSR's") on properties in Canada.

ROYALTY PACKAGE ACQUIRED FROM PACIFIC RIDGE EXPLORATION

Sandstorm has acquired a royalty package from Pacific Ridge Exploration Ltd. ("Pacific Ridge") (TSX-V: PEX) for consideration of US$500,000. The package includes a 1.65% NSR on the Spectrum gold property ("Spectrum") located in northwestern British Columbia and owned by Skeena Resources Ltd. ("Skeena"), and a 1% NSR on Pacific Ridge's Eureka Dome and Gold Cap properties located in the White Gold District in the Yukon Territory. In addition, Pacific Ridge has transferred to Sandstorm its right to buy-down royalties on its Mariposa and Sophie properties in the Yukon. With the newly acquired assets, Sandstorm now has a portfolio of 72 streams and royalties.

Spectrum Property
The 3,580 hectare Spectrum property was acquired by Skeena in October 2014. The property is located approximately 37 kilometres west of Imperial Metals' Red Chris mine and 16 kilometres west of the NGEx/Teck GJ deposit in British Columbia and contains more than 10 different showings of high-grade sulphide-gold mineralization. Skeena recently raised CAD$8 million in equity financing and has embarked on a 10,000 to 12,000 metre drill program with the goal of establishing a high grade NI 43-101 compliant resource before the end of 2015. Recent drilling on the property produced the following results:

•	43.80 grams per tonne ("g/t") Au over 2.0 metres in hole 14-SP-006;
•	9.50 g/t Au over 2.0 metres in hole 14-SP-007;
•	4.58 g/t Au over 9.0 metres in hole 14-SP-008;
•	13.70 g/t Au over 4.0 metres in hole 14-SP-009; and
•	254.50 g/t over 2.0 metres in hole 14-SP-09.

For more information, visit the Skeena website at www.skeenaresources.com.

ASSET UPDATE

True Gold Provides Progress Update on Karma
True Gold Mining Inc. ("True Gold") provided an update on activities at the Karma Gold Mine in Burkina Faso ("Karma"). Construction activities and local procurement have ramped up and True Gold is targeting the first gold pour for the end of the Q1 2016. There are over 250 staff onsite at Karma, with excavation of the storm and raw water ponds as well as site preparation for the heap-leach pad underway. The project is fully funded to production.

In addition, True Gold, the Government of Burkina Faso and representatives of the community of Ramatoulaye in Burkina Faso recently reached an Accord in support of the mine. The tripartite agreement assures the operation of the mine in a peaceful climate and benefits all stakeholders. The parties are committed to ensuring the security of properties, people, and ongoing dialogue supporting the construction of the mine.

Sandstorm has a gold stream agreement to purchase 25,000 ounces of gold over five years and 1.625% of the gold produced thereafter from the Karma Project. Sandstorm will make ongoing payments of 20% of the spot price of gold for each ounce purchased from True Gold.

For more information, visit the True Gold website at www.truegoldmining.com and see the press release dated June 17, 2015.

Metanor Intersects 12.24 g/t Gold Over 4 Metres at the Bachelor Lake Mine
Metanor Resources Inc. ("Metanor") recently released the results from underground infill drilling adjacent to the Hewfran zone near level 6 of the Bachleor Lake Mine in Quebec, Canada ("Bachelor Lake"). The drilling identified a new zone of mineralization and development activities toward the zone are progressing on levels 6 and 8. The drill results are listed below:

Hole No	From (m)	To (m)	Length* (m)	Grade (g/t Au)	Zone
6-108	103.13	107.19	4.06	12.24	Zone A – Hewfran Sector
6-112	77.36	79.90	2.54	9.63	Zone A – Hewfran Sector
6-113	85.52	87.42	1.91	21.11	Zone A – Hewfran Sector
6-114	76.91	79.32	2.41	3.31	Zone A – Hewfran Sector
6-115	70.12	74.01	3.89	5.34	Zone A – Hewfran Sector
6-116	86.48	88.29	1.80	9.9	Zone A – Hewfran Sector
*Core length: The true width of the assay interval is between 65% and 95% of the core length obtained in diamond drill holes.  The cap-off grade used in the analysis is 51.5 g/t.  The samples were assayed by fire-assay at the Metanor assay lab. The quality control program of the assay results adopted by Metanor includes a minimum of 10% of controlled assays being conducted as well as verification by an independent external assay lab.

Sandstorm has a gold stream agreement with Metanor to purchase 20% of the gold produced from Bachelor Lake at a per ounce price of US$500 per ounce.

For more information, visit the Metanor website at www.metanor.ca and see the press release dated May 14, 2015.

Gowest Gold Releases Positive Pre-Feasibility Study From Initial Portion of Bradshaw Gold Deposit
Gowest Gold Ltd. ("Gowest") has released the results of a Pre-Feasibility Study ("PFS") completed for its Bradshaw Gold deposit ("Bradshaw") located in Ontario, Canada. The highlights of the PFS are listed below (all figures in USD):

Gold Price	$1,200/oz
Exchange Rate	CAD $1.00 = US$0.80
Pre-tax Net Present Value ("NPV") (5%)	$39.8 million
Pre-tax Internal Rate of Return ("IRR")	32%
After-tax NPV (5%):	$29.2 million
After-tax IRR	27%
Initial Capital	$21.5 million
Sustaining Capital	$21.4 million
Pre-tax Payback Period	3.5 years
Life of Mine ("LOM") Operating Cost	$821/ounce ("oz") gold ("Au")
All-in Sustaining Cost[1]	$891/oz
Ore Mined	1,787,295 tonnes ("t")
Avg. Mineable Ore grade	4.82 grams per tonne Au
Development Rock Mined (additional mineralized rock)	666,253 t
Avg. Development Rock grade	1.31 g/t Au
Initial LOM (includes bulk sample)[2]	8.5 years
Total Gold (extracted in initial phase)[3]	305,058 oz
Total Gold Recovery	93%
Avg. Annual Recovered Au Production	40,500 oz
Gross Revenue to Operation	$341 million
1. All-in Sustaining costs are inclusive of LOM Operating Costs and Mine Sustaining Capital Cost.
2. Initial LOM includes 1.5 years of pre-production and 7 years of full production.
3. Total gold ounces is mineral reserve ounces plus development rock ounces.

The updated resource estimate from the PFS for Bradshaw is as follows: Indicated Resources 2,121,866 tonnes grading 6.19 g/t Au and Inferred Resources of 3,629,097 tonnes grading 6.47 g/t Au using a 3 g/t Au cut-off grade, effective January 12, 2015.

The next step in the mine's development is advanced exploration aimed at producing a 30,000 tonne bulk sample from the primary gold zones in the underground mining area at Bradshaw. Gowest is in discussions with interested parties for financing this work. It is anticipated that all permits for advanced exploration may be received before the end of the calendar year.

Sandstorm holds a 1% gross smelter returns royalty on Bradshaw.

For more information, visit the Gowest website at www.gowestgold.com and see the press release dated June 9, 2015.

Kirkland Lake Gold Infill Drilling Program Confirms Grade and Continuity of the South Mine Complex on the HM Claim

Kirkland Lake Gold Inc.("Kirkland Lake") recently announced the results from an infill drilling program on the HM claim ("HM Claim"). The HM Claim is part of Kirkland Lake's Macassa Mine Complex and is located approximately 610 metres southeast of their #2 shaft. The drilling program tested inferred resource blocks within a larger combined indicated and inferred resource. To review the high-grade drill results, use the following link http://ow.ly/Os6z7 or visit the Kirkland Lake website at www.klgold.com and see the press release dated June 9, 2015.

Sandstorm holds a 2.0% NSR royalty on the HM Claim.

Mt. Hamilton Project Acquired By Waterton
Solitario Exploration & Royalty Corp. and Ely Gold & Minerals Inc. have entered into a definitive agreement to sell their combined interest in the Mt. Hamilton Gold project in Nevada ("Mt. Hamilton") to Waterton Precious Metals Fund II Cayman, LP ("Waterton") for US$30 million. Waterton is a mining-focused private equity firm dedicated to developing high quality precious and base metals projects.

Sandstorm holds a 2.4% NSR royalty and a right of first refusal on any future streams and royalties on the Mt. Hamilton project.

For more information, visit the Waterton website at www.watertonglobal.com and see the press release dated June 11, 2015.

QUALIFIED PERSONS

Rupert Allan, P. Geo., is Skeena's Vice President, Exploration and a Qualified Person as defined by NI 43-101. Mr. Allan has reviewed and approved the technical information related to Spectrum in this press release.

Pascal Hamelin, P. Eng., is Metanor's Vice President of Operations and a Qualified Person as defined by NI 43-101. Mr. Hamelin has reviewed and approved the technical information related to Bachelor Lake in this press release.

Mr. Kevin Montgomery, PGeo. (Mineral Resource), Ms. Peimeng Ling, M.Sc., PEng. (Mineral Processing) and Mr. Michel St. Laurent, PEng. (Mineral Reserve and Mining Development) are Qualified Persons under NI 43-101 and have received and approved the technical information related to Bradshaw in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 72 streams and royalties, of which 14 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, President & CEO, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 16:30e 17-JUN-15